SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                              Preview Travel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  7413-7R-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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         1)       Names of Reporting Persons I.R.S. Identification Nos. of Above
                  Persons (entities only)
                  US WEST Interactive Services, Inc.
                  ----------------------------------
--------------------------------------------------------------------------------
         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      |__|
                  (b)      |__|
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        3)       SEC Use Only___________________________________________________
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        4)       Citizenship or Place of Organization  Colorado
                                                       -------------------------

Number of Shares                  (5)  Sole Voting Power  932,540
Beneficially Owned by             (6)  Shared Voting Power  0
Each Reporting Person             (7)  Sole Dispositive Power  932,540
With                              (8)  Shared Dispositive Power  0
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         9)       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    932,540
--------------------------------------------------------------------------------
         10)      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares
                  (See Instructions)  |__|
--------------------------------------------------------------------------------
         11)      Percent of Class Represented by Amount in Row 9      8.23%
                                                                 ---------------
--------------------------------------------------------------------------------
         12)      Type of Reporting Person (See Instructions)          CO
                                                             -------------------

ITEM 1(a).        Name of Issuer:
                  ---------------
                  Preview Travel, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Officers:
                  -------------------------------------------------
                  747 Front Street, San Francisco, California 94111

ITEM 2(a).        Name of Person Filing:
                  ----------------------
                  US WEST Interactive Services, Inc.

ITEM 2(b).        Address of Principal Business Office:
                  -------------------------------------
                  9000 East Nichols Avenue, Suite 100, Englewood, Colorado 80112

ITEM 2(c).        Citizenship:
                  ------------
                  Colorado

ITEM 2(d).        Title of Class of Securities:
                  -----------------------------
                  Common Stock, par value $.001 per share.

ITEM 2(e).        CUSIP Number:
                  -------------
                  7413-7R-10-1

ITEM 3.           This item is not applicable.

ITEM 4.           Amount Beneficially Owned:
                  --------------------------
                  932,540

                  Percent of Class:
                  -----------------
                  8.23%

                  Number of shares as to which such person has:
                  ---------------------------------------------
                     (i)      sole power to vote or direct the vote: 932,540.
                     (ii)     shared power to vote or direct the vote:  0.
                     (iii) sole power to dispose or to direct the disposition of: 932,540.
                     (iv) shared power to dispose or to direct the disposition of: 0.

ITEM 5.           Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------
                  This item is not applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person.
                  -------
                  This item is not applicable.

ITEM 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company:
                  --------
                  This item is not applicable.

ITEM 8.           Identification and Classification of Members of a Group:
                  --------------------------------------------------------
                  This item is not applicable.

ITEM 9.           Notice of Dissolution of a Group:
                  ---------------------------------
                  This item is not applicable.

ITEM 10.          Certification:
                  --------------
                  This item is not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 13, 1998

                                    US WEST INTERACTIVE SERVICES, INC.



                                     /s/ Thomas A. Cullen
                                    --------------------------------------------
                                    Thomas A. Cullen, President